CopperCo Resource Corp.

Balance Sheet

As at the date of incorporation on July 4, 2006

D E V I S S E R G R A Y
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS’ REPORT

To the directors of CopperCo Resource Corp.

We have audited the balance sheet of CopperCo Resource Corp. as at July 4, 2006. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, this financial statement presents fairly, in all material respects, the financial position of the Company as at July 4, 2006 in accordance with generally accepted accounting principles in Canada.

De Visser Gray

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
July 7, 2006

CopperCo Resource Corp.
Balance Sheet
As at July 4, 2006

$

ASSETS	Nil

LIABILITIES	Nil

SHAREHOLDERS’ EQUITY (note 3)	Nil

Refer to notes 1 and 2

CopperCo Resource Corp.
Notes to Balance Sheet
July 4, 2006

1.	Incorporation and continuance of operations

The Company (or CopperCo) was incorporated with no currently-issued share capital under the Canada Business Corporations Act on July 4, 2006 controlled by the current directors of Africo Resources Ltd. (Africo) and is to become a public company controlled initially by the current shareholders of Africo upon completion of a Plan of Arrangement (the Arrangement) involving CopperCo, Africo, Paragon Minerals Corporation and Rubicon Minerals Corporation, a Canadian public company. As further described in note 2 below, Africo will become the wholly-owned subsidiary of the Company pursuant to the Arrangement.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern, which assume that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company is recently incorporated and neither it nor Africo has any source of operating revenues, and its capacity to operate as a going concern in the near-term will depend on the completion of the Arrangement and its ability thereafter to raise equity financing on terms that are acceptable to the Company.

2.	Nature of operations

CopperCo has been incorporated for the purpose of issuing, to the current shareholders of Rubicon, common shares such that the shareholders of Rubicon with collectively hold the same percentage equity interest in CopperCo as Rubicon currently holds in Africo. The current shareholders of Africo, other than Rubicon, are to similarly exchange their shareholdings of Africo for common shares of CopperCo such that their current interest in the net assets of Africo is maintained. CopperCo will in this manner acquire all of the common shares of Africo, which will constitute a reverse take-over and result in Africo being considered the acquirer and continuing entity for accounting purposes. This financial statement should therefore be read in conjunction with the December 31, 2004 and 2005 annual audited and March 31, 2006 interim financial statements of Africo, as well as the pro-forma March 31, 2006 balance sheet of CopperCo and the details of the Arrangement, all of which are included elsewhere in Rubicon’s Management Information Circular.

CopperCo intends to obtain from the TSX Venture Exchange approval for its common shares to list for trading on that exchange upon completion of the Arrangement, which is dependent upon the approval of the shareholders of Rubicon and Africo and upon receipt of convertible debt and other private placement financing adequate, in the judgment of CopperCo’s management, to fund CopperCo’s business objectives.

The Company’s principal business activity upon the successful completion of the Arrangement is to be the exploration of the mineral property rights and interests controlled by Africo and located in the Democratic Republic of Congo.

3.	Share capital

(a)	Authorized:

Unlimited number of common shares without nominal or par value.

(b)	Issued at July 4, 2006:

Nil